Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX June 11, 2025

IPERIONX SECURES FIRST U.S. ARMY TASK ORDER UNDER US$99
MILLION SBIR PHASE III CONTRACT

IperionX Limited (NASDAQ: IPX, ASX: IPX) is pleased to announce that is has received the first task order, valued at US$1.3 million, from the U.S. Army under a Small Business Innovation Research (SBIR) Phase III Indefinite Delivery Indefinite Quantity (IDIQ) contract with the U.S. Department of Defense (DoD).

The task order facilitates the production and delivery of titanium parts for U.S. Army ground vehicle programs. All technical specifications, performance requirements, and delivery schedules are governed under the U.S Controlled Unclassified Information Program (Executive Order 13556), ensuring protection of sensitive defense information.

The U.S. Army task order will be fulfilled at IperionX’s Titanium Manufacturing Campus in Virginia, using proprietary titanium production and advanced forging processes. Manufacturing these critical titanium components in America strengthens supply-chain resilience and reduces reliance on foreign titanium sources, while creating high-value manufacturing jobs in the United States.

The project is the first of further task orders expected under the US$99 million SBIR Phase III contract, which enables any DoD and U.S. Government agency to support production capabilities to procure titanium parts and materials directly from IperionX.

Anastasios (Taso) Arima, IperionX CEO said:

“Securing this first U.S. Army task order is a decisive step toward reshoring the nation’s titanium supply chain. It marks the beginning of a long-term partnership with the Department of Defense that will deliver mission-critical titanium parts and strengthen America’s advanced-materials leadership. We look forward to rapidly scaling with additional task orders under our US$99 million contract.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Details of the contract

The first task order is a US$1.3 million order to facilitate the production of titanium components for the U.S. Army. All technical specifications, performance requirements, and delivery schedules are governed under the U.S Controlled Unclassified Information Program (Executive Order 13556). The task order performance period is from June 9, 2025 to June 8, 2026. The task order can be terminated, in whole or in part, by the U.S. Government at their discretion and at any time.

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.